UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION
                 Washington, D.C. 20549

                   SCHEDULE 14A

    Proxy Statement Pursuant to Section 14(a) of the Securities
          Exchange Act of 1934 (Amendment No.     )

Filed by a Party other than the Registrant [X]

[X]  Preliminary Proxy Statement


Name of Registrant as Specified in its Charter:

                            HI-LO AUTOMOTIVE, INC.

Name of Person Filing Proxy Statement:

     HWANG FAMILY LTD PARTNERSHIP, BY KWANG-CHOU HWANG

             PRELIMINARY PROXY STATEMENT SUBMITTED BY
                  HWANG FAMILY LTD. PARTNERSHIP
                  2432 KEYHOLE, IRVING, TX 75062


     This proxy statement and the accompanying proxy card, which is pink, are furnished to the shareholders of Hi-Lo Automotive, Inc., a Delaware corporation, in connection with the solicitation by Hwang Family Ltd. Partnership, for use at the upcoming 1997 Annual Meeting of Stockholders of the company on May 20, 1997. For the exact time and location, please refer to the proxy statement mailed to you by the company. Definitive copies of this material are intended to be released to stockholders around April 21, 1997.

     On March 25, 1997, the record date set by the company for stockholders entitled to vote in this election, there are 10,756,000 shares of common stock outstanding. Each share is entitled to one vote, no cumulative voting being allowed. Principal holders of these shares include the participants in this solicitation, 13.4 % , Franklin Resources Mutual fund, 9.9 %, and Dimensional Fund, 6.5% of outstanding shares, based on year-end filings of these funds. A more detailed information regarding the principal holders of Hi-Lo securities is presented in the proxy statement the company has provided you.

     The execution and return of the enclosed proxy will not affect a stockholder's right to attend the meeting and vote in person. A stockholder may revoke his or her proxy by appearing at the meeting in person, or send a letter of revocation to this solicitor at any time before it is exercised. Also a later dated, executed proxy card will revoke any prior dated proxy.

     The solicitation is made by dissident shareholder, Hwang
Family Ltd. Partnership, that is contesting the nomination and election of six new directors by the board of Hi-Lo Automotive.
The other participants are :

      Kwang- chou Hwang,  Ming-Ing H. Hwang,  Larry D. Smith,
Fred J. Hwang,  and Michael A. Ward.

      The service of IECA will be used in the printing of proxy card and the distribution of Proxy material to shareholders. The cost of such service is estimated at $8,000. Additional cost of printing, shipping, and legal expenses is around $12,000, with cost to date of approximately $1200. The grand total cost of about $20,000 will be borne entirely by the partnership unless some other investors are willing to pitch in voluntarily. Reimbursement from the company will not be sought.

Disclosure Regarding Participants

        Hwang Family Ltd. Partnership, partners, Kwang-chou Hwang, and Ming-Ing H. Hwang have not been convicted in a criminal proceeding during the past ten years. The two partners are both retirees, and reside at 2432 Keyhole Dr., Irving, Texas 75062. The partnership, together with the partners, beneficially own 1050,950 shares of Hi-Lo common stock (par value $0.01), and directly own 1000 shares of the same. Time and shares purchased in the past two years were: May 1995, 5000 shares; May 1996, 20,000 shares; July 1996, 178,600 shares; August 1996, 451,000 shares; September 1996, 50,000 shares; October 1996, 136,350 shares; November 1996, 50,000 shares; December 1996, 68,600 shares; and January 1997, 92,400 shares. These shares were bought in the open market with cash. They are not, and were not within the past year, a party to any contract, arrangements or understandings with any person with respect to any securities of Hi-Lo Automotive, except the agreement disclosed below regarding this election.

     Larry D. Smith, age 59, is a retired M.D. and resides at 8207 Mason Rd., Manvel, Texas 77578. Dr. Smith is a beneficial owner of 331,600 shares of Hi-Lo Automotive Inc. common stock (par value $0.01), and a direct owner of none of the same. He purchased all these shares in December, 1996 without any outside financing. During the past ten years, he has not been convicted in a criminal proceeding. He has not, and was not within the past year, a party to any contract, arrangements or understandings with any person with respect to any securities of Hi-Lo Automotive, except the agreement disclosed below regarding this election.

      Fred J. Hwang is an anesthesiologist and is a partner of North Hills Anesthesiology Associates, 8017 Glenview, Hurst, Texas. During the past ten years, he has not been convicted in a criminal proceeding. He owns 48,800 shares of Hi-Lo Automotive common stock (par value $0.01) beneficially and none directly.
He bought 1000 shares on June 7, 1995, 18,800 shares in August 1996, 12,000 shares in September 1996, 8000 shares in November 1996, 3000 shares on December 11, 1996, and 6000 shares on March 17, 1997. No borrowed funds were used in these purchases. He is not, and was not within the past year, a party to any contract, arrangements or understandings with any person with respect to any securities of Hi-Lo Automotive, other than the agreement as disclosed below regarding this election.

     Michael A. Ward is a partner of Coastal Securities, 1160 Dairy Ashford, Fifth Floor, Houston, Texas 77079. During the past ten years, Mr. Ward has not been convicted in a criminal proceeding. He is a beneficial owner of 4000 shares of Hi-Lo common stock (par value $0.01) , and direct owner of 1000 share of the same. He purchased 1000 shares on February 4, and 4000 shares on February 6, 1996. No indebtedness was involved in purchasing of these shares. He is not, and was not within the past year, a party to any contract, arrangements or understandings with any person with respect to any securities of Hi-Lo Automotive, except the agreement disclosed below regarding this election.

     Participants as a group hold 1,436,350 shares of Hi-Lo common stock, representing 13.4 % of total number of shares qualified to vote in this election. The participants have agreed to vote all their shares for election of the three nominees supported by the solicitor, and reject all nominees recommended by the present board.

     No participant has any arrangement or understanding with respect to future employment with the company, except as director of the company.

Performanc of Company and Management

     As you all know, Hi/Lo is in a precarious financial situation, with dwindling market share and mounting losses threatening to put it out of business. Table 1, which is prepared from the company's 1996 quarterly reports, summarizes the financial performance of the company from 1991 to 1996. The most disturbing aspect is the way per store sales has decreased over the years, especially in the last two years. This in spite of consumer price increases each year. The huge loss shown for 1996 does include a huge write-off taken in the third quarter, but even without that, the third and the fourth quarter figures include sizable operating losses. This trend can not continue much longer before the company will be faced with liquidity problems. For more detailed financial data of the company, please study its annual report you have just received from the company.

             Table 1. Financial Performance of Hi/Lo

             1996     1995     1994     1993     1992     1991


Sales/Store  1.293    1.380    1.499    1.520    1.547    1.429
  (million)

Operating    (59.3)    8.43     17.51    13.38    17.58    16.48
Income(MM)

Net Income   (4.99)    0.16      0.85     0.64     0.89     0.80
Per Shr($)


      The management of the company has not taken any meaningful measures to improve its competitiveness. Instead of focusing on restoring reputation and returning to profitability, the company is squandering more money, at a tune of two million dollars, developing a hi-tech central call station to serve all commercial garages. This plan was conveyed to the solicitor at a meeting on November 7, 1996. After this meeting, this solicitor wrote Mr. Michael Young a letter enumerating the reasons why the solicitor believed that it should be scrapped. This venture, like the California expansion, in which the company paid $9.8 million on November 1, 1994, to purchase 8 stores in California and had to write off about $5.0 million in 3 rd quarter 1996 to reflect the true values based on cash flows produced, is bound to fail simply because it does not make any business sense. The $5.0 million write-off figure was given to the solicitor by the CFO of the company at the same November meeting. Commercial repair shops always shop for auto parts at stores closest to them. They want parts delivered within minutes. And they like to deal with some one they like and can trust. The business involves a lot of exchanges and is, therefore, very difficult to handle by a central call station. Every mechanic this solicitor has contacted chuckled when told of this new hi-tech call center plan.

      These two examples are cited here to demonstrate the general attitude and mind set of the management that, when faced tough problems to solve, would launch some Quixotic ventures to create a false sense of achievement. The manager of the partnership has conducted an extensive investigation to identify some of the problems plaguing the company and has submitted various suggestions to the company, hoping to see some improvements in its operations. These problems include inadequate electronic catalog system that only quotes high priced brand parts for certain vehicles; failure to carry many common auto parts; prices higher than those offered by AutoZone; employing 2 managers in each store which deals with both regular and commercial customers, each reporting to different supervisors, thus resulting in much waste of man power; giving local store managers no authority to run the stores; and so forth. So far the management has only fixed an electronic catalog problem pointed out by the solicitor. It took a little over 3 months to fix the problem. And since this catalog glitch was fixed in early March, sales seems to have improved somewhat. However, a lot more must be done to improve our performance.


Purpose and Intention

      The partnership attempts , with your support, to elect three investor friendly directors who have been nominated for this upcoming election. Your proxies, if executed and returned, will be voted for electing these three candidates for directors and rejecting all board nominated directors on the ballot. If you have any questions, please call us at (972) 570-7718

    If proxies from a majority of shareholders are received, we should be able to take control of the company, and the newly elected directors will hold a meeting to elect a new chairman of the board, and also decide whether to fill any more directors to serve until the next election, as is permitted by the by-laws. The following plan will then be implemented immediately: (a). A committee will be formed to look for a buyer of the company. (b). Concurrently, various measures will be taken to improve Hi/Lo's operations. These include, but not limited to, improving our inadequate computer system with more competent computer personnel, improving our warehouse and inventory control operations, matching competitors' prices across the board, decentralizing the current management structure, eliminating commercial sales managers in many of company stores, and trying to sell unprofitable stores to store managers or any other interested parties. These measures will be influenced and modified by surveys of opinions and suggestions that we will seek from all key employees of the company down to store managers. We hope that these actions would improve our bottom line so that even if we do not succeed in finding a reasonable buyer, the company would become more competitive and profitable.

Nominees Supported by Solicitor

     All three nominees for directorship who are supported by the partnership have a common commitment and understanding that, if elected, they will work vigorously toward enhancing shareholder value. They are all firm believers in the doctrine that the board should be controlled by shareholders. These nominees are:

MICHAEL A. WARD---Age 44, B.S., Business Administration, Univ. of
Kansas, 1979.   Has worked in the financial fields for 18 years,
of which 12 years has been in bankruptcy/turnaround markets. Has been a partner at Coastal Securities, Houston, Texas for 6 years. Currently holds 5000 shares of Hi/Lo common stock. If elected, will work with other board members to improve stock value by implementing various strategies.

KWANG-CHOU HWANG----Age 64, Ph.D Chem Eng., California Institute of Technology, 1965. Senior Engineering Specialist, Space and Aircraft systems, Garrett Corp., Los Angeles, 1966 to 1979. Managed real estate and securities investments, 1979 to 1997. Stockholder of Hi/Lo, 1995 to 1997, currently a beneficial owner of 9.8 % of outstanding shares. He is managing partner of Hwang Family Ltd. Partnership, Irving, TX. Committed to fight to improve shareholder value if elected.

FRED J. HWANG----Age 32, B.S. Biochem, University of Dallas, 1986, M.D. University of Texas Health Sciences, Houston, 1990. Completed Anesthesiology residency, St. Louis University Hospitals, 1994. Currently a partner at North Hills Anesthesiology Associates, Hurst, TX.. Throughout his young life, he has been a hot rod enthusiast. Motorcycles, fast cars, you name it. He is very much interested in anything mechanical, which includes auto parts. Being son of Kwang-chou Hwang, and also a beneficial owner of 48,800 shares of Hi/Lo, he vows to work for maximizing shareholder value.

     None of the nominees listed above has ever had any business, financial or contractual relationship with the company in the past.

     The compensation and benefits these nominees will receive, if elected, will be the same as those received by the present board members. Please look in the proxy statement sent to you by the company for details.


Voting Procedures

     The company by-laws requires that the presence at the meeting in person or by proxy of the holders of a majority of the outstanding shares entitled to vote is necessary to constitute a quorum. To be elected, a nominee must win a plurality of the votes cast, with abstention votes treated equally with rejection votes.

     The three nominees will not appear on the proxy card mailed to you by the company, but do not let that bother you. The company has assured this solicitor, in writing, that these candidates can be presented and voted on at the meeting, or any adjourned meeting thereof, and the partnership will vote your proxies for these candidates. All you have to do, if you agree with what this solicitor intends to do, is discard the proxy card mailed out to you by the company, execute and return the proxy card enclosed in this solicitation. Be sure to select Box 1 on the proxy card.

Stockholder Proposal and Director Nomination

    Rules and deadlines regarding submittal of stockholder proposal and nomination of directors for the 1998 stockholders' meeting are presented in the proxy statement furnished to you by the company, and will not be repeated here.


     Your support is crucial at this moment in time and will be greatly appreciated.




    /s/ Kwang-chou Hwang

  Kwang-chou Hwang
  Managing Partner, Hwang Family Ltd. Partnership
  Irving, TX 75062

  Tel: (972) 570-7718

                       APPENDIX

PROXY SOLICITED ON BEHALF       HI-LOAUTOMOTIVE,INC.
OF HWANG FAMILY PARTNERSHIP     5/20/97
HI-LO AUTOMOTIVE,INC.ANNUAL
MEETING TO BE HELD ON 5/20/97         DIRECTIONS:
FOR HOLDERS AS OF 3/25/97         (MARK X FOR ONLY ONE BOX)
CUSIP: 42839-D-10-0
PARTNERSHIP RECOMMENDS           BOX 1. CONFER AUTHORITY TO
                                        HWANG FAMILY LTD.
01---MAICHAEL A WARD                    PARTNERSHIP TO VOTE
02---KWANG-CHOU HWANG                   FOR THREE NOMINEES
03---FRED J. HWANG                      LISTED HERE AND REJECT
                                        ALL COMPANY NOMINEES

                                  BOX 2. REJECT ALL NOMINEES

                                  BOX 3. REJECT NOMINEES LISTED
                                         BELOW:
                                     NOMINEE:__________________
                                      (WRITE ID NO FOR NOMINEE)

                                   DATE:________________________




                                    SIGNATURE:___________________